SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under The Securities Exchange Act Of 1934

AMENDMENT NO. 2*

BLUE BRIDGE CAPITAL, INC.
(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

037595204
(CUSIP Number)

637 Howard Street
San Francisco, CA 94105
(888) 494-2330
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Sichenzia Ross Ference Friedman Anslow, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

September 9, 2010
 (Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13D/A

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Champion Investors (China) Ltd.

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
2,864,585
(8) SHARED VOTING POWER

(9) SOLE DISPOSITIVE POWER
2,864,585
(10) SHARED DISPOSITIVE POWER

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

73.23%    (1)

 (14) TYPE OF REPORTING PERSON

CO

(1) Percent based on 3,911,951 shares of common stock outstanding, as reported in the Issuer’s Form 10-Q for the period ending June 30, 2011.

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(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Yibiao Chen

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
2,864,585 (2)
(8) SHARED VOTING POWER

(9) SOLE DISPOSITIVE POWER
2,864,585 (2)
(10) SHARED DISPOSITIVE POWER

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,864,585 (2)

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

73.23%   (3)

(14) TYPE OF REPORTING PERSON

IN

(2) Mr. Yibiao Chen has a 90% indirect beneficial ownership interest in Guangzhou Champion Real Estate Development Co., Ltd., which is the sole shareholder of Champion Investors (China) Ltd. Mr. Chen is also the Chief Executive Officer of Champion Investors (China) Ltd. As such, Mr. Chen is deemed to have sole voting and dispositive power over 2,864,585 shares of common stock held by Champion Investors (China) Ltd.

(3) Percent based on 3,911,951 shares of common stock outstanding, as reported in the Issuer’s Form 10-Q for the period ending June 30, 2011.

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This Amendment No. 2 to Schedule 13D amends, supplements and restates the statements in Schedule 13D originally filed by Champion Investors (China) Ltd. (“Champion”) on June 28, 2010 and amended on July 2, 2010 (as amended and supplemented, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”)

ITEM 1. SECURITY AND ISSUER.

The Schedule 13D relates to the shares of common stock (the “Common Stock”), par value $0.001, of BLUE BRIDGE CAPITAL, INC., a Delaware corporation (formerly Apextalk Holdings, Inc.), with its principal place of business located at 637 Howard Street, San Francisco, CA, 94105 (the “Issuer”). The Issuer’s telephone number is (888) 494-2330.

ITEM 2. IDENTITY AND BACKGROUND.

(a)  Champion Investors (China) Ltd., a New York corporation, (“Champion”), with its principal executive office located at 9 Division Street, Suite 201, New York, NY 10004. Mr. Yibiao Chen is the Chief Executive Officer (“CEO”) of Champion

(b) Mr. Yibiao Chen is a P.R.C. citizen with an address of Room 702, Guangzhou Avenue North 164, Tianhe District, Guangzhou, China.Mr. Chen owns 90% of the outstanding stock of Guangzhou Champion Real Estate Development Co., Ltd. (“GZ Champion”), the sole shareholder of Champion, and is the Chief Executive Officer of Champion.

Champion and Mr. Chen are collectively herein referred to as the “Reporting Parties.”

During the last five years, Mr. Chen  has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 30, 2009, Champion entered into a stock purchase agreement with the Issuer, pursuant to which Champion purchased an aggregate of 1,666,668 shares of Common Stock for $4,000,000.  On May 26, 2010, Champion entered into a stock purchase agreement with the Issuer, pursuant to which Champion purchased 104,167 shares of Common Stock for $250,000.  On September 9, 2010, Champion entered into a stock purchase agreement with the Issuer, pursuant to which Champion purchased a total of 833,333 shares of Common Stock for $2,000,000.

The source of funds for the purchases of the shares as described above was the working capital of the Reporting Parties.

On November 5, 2010, the board of directors of the Issuer declared a stock dividend payable to all shareholders on record as of October 26, 2010 of one share of common stock for every 10 shares of common stocks owned by the shareholder, and the Reporting Person received 260,417 shares of common stock as stock dividends.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Parties acquired the Shares for investment purposes, and such purchases have been made in the Reporting Parties’ ordinary course of business.  Each Reporting Party expects to review from time to time their investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

Also, consistent with their investment intent, the Reporting Parties may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations and capital structure.  Although the acquisition of the Shares is for investment purposes, each of the Reporting Parties may have engaged in, and may continue to pursue, either alone or with others, discussions with management or directors of the issuer regarding alternatives to protect, grow and ultimately realize long-term value for shareholders.  Furthermore, consistent with its investment research methods and evaluation criteria, each of the Reporting Parties may discuss such other alternatives as the Reporting Party deems appropriate with other shareholders, industry analysts, investment and financing professionals or any other third parties.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Yibiao Chen owns 90% of the outstanding stock of GZ Champion, the sole shareholder of Champion, and is the Chief Executive Officer of Champion.  As such, Mr. Chen is deemed to be the beneficial owner of 2,864,585 shares of Common Stock held by Champion, which represents 73.23% of outstanding shares of the Issuer, based on a total of 3,911,951 shares outstanding as reported in the Issuer’s Form 10-Q for the period ending June 30, 2011.

(b) Each of Champion and Mr. Chen has the sole power to vote and to direct the vote of 2,864,585 shares of common stock of the Issuer and the sole power to dispose or direct the disposition of 2,864,585 shares.

(c) Champion or Mr. Chen has not effected any transactions in the Common Stock during the past sixty (60) days.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than set forth above, the Reporting Parties do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

10.1
Stock Purchase Agreement by and between Apextalk Holding, Inc. and Champion Investors (China) Ltd. dated December 30, 2009 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on February 4, 2010)

10.2	Stock Purchase Agreement by and between Apextalk Holding, Inc. and Champion Investors (China) Ltd. dated May 26, 2010 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on June 2, 2010)
10.3
Stock Purchase Agreement by and between Apextalk Holding, Inc. and Champion Investors (China) Ltd. dated September 9, 2010 (incorporated by reference to Exhibit 10.3 to the Form 8-K filed on September 14, 2010)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2011

By:	/s/ Yibiao Chen
YibiaoChen
Chief Executive Officer

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